# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 04/15/2026
Amends the filing with accession number 0000947871-25-000799
Filed by CIK 0002083167
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- 2025 Acquisition Company, LLC (CIK 0002083167): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Bravo Merger Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Anthony Vuolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 7, 9 Includes (i) 3,645,399 shares held by the Max Wygod Family Dynasty Trust of which Mr. Vuolo is trustee and has sole investment and dispositive power; Mr. Vuolo disclaims beneficial ownership of these shares; and 370,396 shares held directly by Mr. Vuolo.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- MAX WYGOD FAMILY DYNASTY TRUST (CIK 0001911170): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- FEINBERG LARRY N (CIK 0000926475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ORACLE PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ORACLE INSTITUTIONAL PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Todd Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: The shares reported herein are held in the Reporting Person's personal IRA.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- THE FEINBERG FAMILY FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ORACLE ASSOCIATES, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ORACLE INVESTMENT MANAGEMENT, INC.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- FEINBERG FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ADAM USDAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10, 11 Mr. Usdan disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Adam H. Dublin (CIK 0001847745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ADAM H. DUBLIN 2019 FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Phyllis Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class); the aggregate amount excludes certain shares
  Comment: ITEM 8, 10, 11 Ms. Dublin disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Edward Francis Spaniel, Jr. (CIK 0001848884): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10 Mr. Spaniel disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Peter Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Carl Berg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- MARBLE LANE PARTNERS I, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Michael Sawyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- NELL AND JANE CAMERON 2006 TRUST: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Shahir Kassam-Adams (CIK 0001847744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- 360 Ventures, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Charles Mele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Michael Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Milk Town Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Thomas J. Coleman Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Kerry Smith: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Stephen Rich: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Bradley Khouri: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Joe Luter: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- The Trustees of Union College: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 3 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 3) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of Common Stock, par value $0.001 per share ("Shares") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 is being jointly filed on behalf of the following persons (collectively, the "Reporting Persons"): (i) 2025 Acquisition Company, LLC (the "SPV"), a Delaware limited liability company, (ii) Max. C. Wygod, an individual, (iii) Emily Bushnell, an individual, (iv) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust"), (v) the MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A (vi) Anthony Vuolo, an individual, (vii) the MAX WYGOD FAMILY DYNASTY TRUST, (viii) ORACLE PARTNERS, L.P., a Delaware limited partnership ("Partners"), (ix) ORACLE INSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership ("Institutional Partners"), (x) ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN, a employee benefit plan organized in Connecticut (the "Retirement Plan"), (xi) the FEINBERG FAMILY FOUNDATION, a foundation organized in Connecticut (the "Foundation"), (xii) ORACLE ASSOCIATES, LLC, a Delaware limited liability company ("Oracle Associates"), (xiii) ORACLE INVESTMENT MANAGEMENT, INC., a Delaware corporation(the "Investment Manager"), (xiv) Larry N. Feinberg, an individual, (xv) the FEINBERG FAMILY TRUST, a Connecticut Trust, (xvi) Adam Usdan, solely as trustee of the FEINBERG FAMILY TRUST, (xvii) Adam H. Dublin, an individual, (xviii) the ADAM H. DUBLIN 2019 FAMILY TRUST, (xix) Phyllis Dublin, solely as co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xx) Edward Francis Spaniel, Jr., an individual and co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xxi) Carl Berg, an individual on behalf of Alexander Ryan Berg, Adam Charles Berg, Eric William Berg, and Emma RoseBerg, (xxii) MARBLE LANE PARTNERS I, LLC, (xxiii) Michael Sawyer, an individual, (xxiv) NELL AND JANE CAMERON 2006 TRUST, (xxv) Keri Cameron, solely on behalf of the NELL AND JANE CAMERON 2006 TRUST, (xxvi) Shahir Kassam-Adams, an individual, (xxvii) 360 Ventures, LLC, a Virginia limited liability company, (xxviii) Charles Mele, an individual, (xxix) Michael and Sharon Glick, as individuals holding shares in joint tenancy, (xxx) BRAVO MERGER SUB, INC., a Maryland corporation ("Merger Sub"), (xxxi) the THOMAS J. COLEMAN REVOCABLE TRUST, a New York Trust, (xxxii) Milk Town Partners LLC, a Connecticut partnership, (xxxiii) Todd Dublin, an individual, (xxxiv) Peter Dublin, an individual, (xxxv) Kerry Smith, an individual, (xxxvi) Stephen Rich, an individual, (xxxvii) Bradley Khouri, an individual, (xxxviii) Joe Luter, an individual and (xxxix) The Trustees of Union College, and amends the Statement on Schedule 13D filed by the Reporting Persons on August 25, 2025 (the "Initial Schedule 13D").

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: Kerry Smith, an individual, Stephen Rich, an individual, Bradley Khouri, an individual, Joe Luter, an individual and The Trustees of Union College.
Residence or business address: Item 2(b) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: Kerry Smith. Ms. Kerry Smith's address is 14627 Crossway Road, Rockville, MD 20853. Stephen Rich. Mr. Stephen Rich's address is 1120 5th Avenue, New York, NY 10128. Mr. Bradley Khouri. Mr. Bradley Khouri's address is 1506 19th Avenue, Seattle, WA 98122. Mr. Joe Louter. Mr. Joe Louter's address is 19259 Farm Road, Smithfield, VA 23430. Union College. The address for Union College is 807 Union Street, Schenectady, NY 12308.
Present principal occupation or employment: Item 2(c) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: Item 2(b) of this Amendment No. 3 is incorporated herein by reference.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Contribution Agreement

On April 15, 2026, Parent (as defined in Item 4 of the Initial 13D) entered into the Contribution Agreement (the "Contribution Agreement") with each of the Reporting Persons listed on Schedule A thereto (each, a "Contributor"). Pursuant to the Contribution Agreement, each Contributor has contributed to Parent all Shares held by such Contributor (the "Contributed Shares"), in exchange for an equivalent number of common units of membership interests of Parent (the "Common Units"). Following the execution of the Contribution Agreement, each of the Contributors is deemed to beneficially own the total amount of Shares that are now owned by Parent.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed herewith as Exhibit 99.30, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and supplemented by adding the following text:

The information set forth in rows 11 and 13 of the cover pages of this Amendment No. 3 is incorporated herein by reference. See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

After obtaining consent from the Special Committee of the Board of Directors of the Company, the following shareholders have been added to the Consortium (as defined in Item 4 of the Initial 13D): Stephen Rich, Kerry Smith, Bradley Khouri, Joe Luter and The Trustees of Union College (the "New Consortium Members"). All references to the Consortium in this Amendment No. 3 and any future amendments to the Initial 13D shall include these shareholders.

Because of the arrangements in the Consortium Agreement (as defined in Item 4 of the Initial 13D), the members of the Consortium (as defined in Item 4 of the Initial 13D) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 21,991,929 Shares beneficially owned in the aggregate by the Consortium Members, other than such Shares that each Reporting Person has reported as beneficially owned by the respective Reporting Person in this Amendment No. 3, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial 13D is hereby amended and supplemented by adding the following text: Except as set forth in this Amendment No. 3, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial 13D is hereby amended and supplemented by adding the following text: Item 4 references the Contribution Agreement, the description of which is incorporated herein by reference. A copy of the Contribution Agreement is attached as 99.30 to this Amendment No. 3, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial 13D is hereby amended and supplemented by the addition of the following Exhibits:

Exhibit 99.4* - Power of Attorney for Adam H. Dublin, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.5* - Power of Attorney for Adam Usdan, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.5 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.6* - Power of Attorney for Anthony Vuolo, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.6 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.7* - Power of Attorney for Carl Berg, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.7 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.8* - Power of Attorney for Charles Mele, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.8 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.9* - Power of Attorney for Edward Francis Spaniel Jr., dated as of October 2, 2025 (incorporated by reference to Exhibit 99.9 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.10* - Power of Attorney for Keri Cameron, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.10 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.11* - Power of Attorney for Larry Feinberg, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.11 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.12* - Power of Attorney for Marble Lane Partners I, LLC, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.12 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.13* - Power of Attorney for Michael Glick, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.13 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.14* - Power of Attorney for Michael Sawyer, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.14 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.15* - Power of Attorney for Phyllis Dublin, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.15 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.16* - Power of Attorney for Adam Kassam-Adams, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.16 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.17* - Power of Attorney for Emily Bushnell, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.22* - Power of Attorney for Peter Dublin, dated April 2, 2026.

Exhibit 99.23* - Power of Attorney for Todd Dublin, dated April 2, 2026.

Exhibit 99.24* - Power of Attorney for Thomas J. Coleman, dated April 2, 2026.

Exhibit 99.25 - Power of Attorney for Kerry Smith, dated April 12, 2026.

Exhibit 99.26 - Power of Attorney for Stephen Rich, dated April 12, 2026.

Exhibit 99.27 - Power of Attorney for Bradley Khouri, dated April 13, 2026.

Exhibit 99.28 - Power of Attorney for Joe Louter, dated April 14, 2026.

Exhibit 99.29 - Power of Attorney for The Trustees of Union College, dated April 15, 2026

Exhibit 99.30 - Contribution Agreement, by and between Parent and the Reporting Persons listed on Schedule A thereto, dated April 16, 2026.

*Previously filed.

## Signatures
- 2025 Acquisition Company, LLC: /s/ Max C. Wygod, Max C. Wygod (04/15/2026)
- Bravo Merger Sub, Inc.: /s/ Max C. Wygod, Max C. Wygod (04/15/2026)
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (04/15/2026)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (04/15/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/15/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/15/2026)
- Anthony Vuolo: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo (04/15/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/15/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/15/2026)
- MAX WYGOD FAMILY DYNASTY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo, Trustee (04/15/2026)
- FEINBERG LARRY N: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg (04/15/2026)
- ORACLE PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/15/2026)
- ORACLE INSTITUTIONAL PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/15/2026)
- Todd Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Todd Dublin (04/15/2026)
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (04/15/2026)
- THE FEINBERG FAMILY FOUNDATION: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (04/15/2026)
- ORACLE ASSOCIATES, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/15/2026)
- ORACLE INVESTMENT MANAGEMENT, INC.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, President (04/15/2026)
- FEINBERG FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan, Trustee (04/15/2026)
- ADAM USDAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan (04/15/2026)
- Adam H. Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam H. Dublin (04/15/2026)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr., Co-Trustee (04/15/2026)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (04/15/2026)
- Phyllis Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (04/15/2026)
- Edward Francis Spaniel, Jr.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr. (04/15/2026)
- Peter Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Peter Dublin (04/15/2026)
- Carl Berg: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Carl Berg (04/15/2026)
- MARBLE LANE PARTNERS I, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for David Mehlman, Managing Member (04/15/2026)
- Michael Sawyer: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Sawyer (04/15/2026)
- NELL AND JANE CAMERON 2006 TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Keri Cameron, Trustee (04/15/2026)
- Shahir Kassam-Adams: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam Adams (04/15/2026)
- 360 Ventures, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam-Adams, General Manager (04/15/2026)
- Charles Mele: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Charles Mele (04/15/2026)
- Michael Glick: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Glick (04/15/2026)
- Milk Town Partners LLC: /s/ Max C. Wygod, Attorney-in-fact for Thomas J. Coleman (04/15/2026)
- Thomas J. Coleman Revocable Trust: /s/ Max C. Wygod, Attorney-in-fact for Thomas J. Coleman (04/15/2026)
- Kerry Smith: /s/ Max C. Wygod, Attorney-in-fact for Kerry Smith (04/15/2026)
- Stephen Rich: /s/ Max C. Wygod, Attorney-in-fact for Stephen Rich (04/15/2026)
- Bradley Khouri: /s/ Max C. Wygod, Attorney-in-fact for Bradley Khouri (04/15/2026)
- Joe Luter: /s/ Max C. Wygod, Attorney-in-fact for Joe Luter (04/15/2026)
- The Trustees of Union College: /s/ Max C. Wygod, Attorney-in-fact for The Trustees of Union College (04/15/2026)